UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          CORTEX PHARMACEUTICALS, INC.
                     -------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    22054300
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 1996
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 22054300                                             Page 2 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,050,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,050,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,050,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             14.16%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 9 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Cortex Pharmaceuticals, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on
Schedule 13D dated November 12, 1993 (the "Initial Statement") filed by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person voluntarily to report that, as a result of an increase in the number of outstanding Shares of the Issuer, the percentage of outstanding Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), has decreased. This Amendment No. 1 amends and restates all previous filings on Schedule 13D relating to the Shares as it is the first Schedule 13D filed on EDGAR.

Item 1.        Security and Issuer.

               This Amendment No. 1 to Schedule 13D relates to the Shares of the Issuer. The address of the principal executive offices of the Issuer is 15241 Barranca Parkway, Irvine, California 92718.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement relates to Shares held for the account of Quantum Partners, which has granted investment discretion to SFM pursuant to an investment advisory contract. SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Partners. Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM's contracts with SFM Clients generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

               Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Person, Quantum Partners and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has

                                                               Page 4 of 9 Pages

been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quantum Partners initially expended approximately $5,500,000.00 of its working capital to purchase 5,500,000 Shares pursuant to the terms of a Purchase Agreement dated as of November 5, 1993 between the Issuer and Quantum Partners (the "Purchase Agreement"), which was filed as Exhibit B to the Initial Statement and is incorporated by reference in response to this Item 3. In January 1995, the Issuer undertook a one-for-five reverse stock split which resulted in 1,100,000 Shares being held for the account of Quantum Partners after such reverse stock split, prior to dispositions of an aggregate of 50,000 Shares, which dispositions occurred more than 60 days prior to the date hereof.

               The Shares held for the account of Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Person nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of Shares of which the Reporting Person may be deemed the beneficial owner is 1,050,000 Shares (approximately 14.16% of the total number of Shares outstanding).

               (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 1,050,000 Shares held for the account of Quantum Partners.

               (c) There have been no transactions effected with respect to the Shares since July 7, 1996 (60 days prior to the date hereof) by Quantum Partners or the Reporting Person.

                                                               Page 5 of 9 Pages


               (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, the Reporting Person and/or Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, Quantum Partners and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above and in the Purchase Agreement, which was filed as Exhibit B to the Initial Statement and is incorporated by reference in response to this Item 6, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

               (b) Purchase Agreement dated November 5, 1993, between the Issuer and Quantum Partners (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                                                               Page 6 of 9 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1996                           GEORGE SOROS


                                            By:    /S/ SEAN C. WARREN
                                                   --------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact

                                                               Page 7 of 9 Pages


                                     ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Elizabeth Larson
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                               Page 8 of 9 Pages



                                INDEX OF EXHIBITS

EXHIBIT                                                                 PAGE

    A       Power of Attorney dated April 16, 1996 granted by
            Mr. George Soros in favor of Mr. Sean C. Warren               9